May 6, 2026

VIA EDGAR TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of Request for Qualification for:
Crowdcasting Inc.
Regulation A Offering Statement on Form 1-A
File No. 367-00401
CIK No. 0002125668

Attention: Division of Corporation Finance

Crowdcasting Inc. (the “Company”) hereby respectfully withdraws its letter dated May 5, 2026 requesting qualification of the above-referenced Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended.

The Company understands that the 21-day public filing period following withdrawal of the prior Draft Offering Statement has not yet expired and is therefore withdrawing the May 5, 2026 qualification request in its entirety. The Company intends to submit a new request for qualification after the expiration of the required 21-day period, as discussed with the staff.

Please direct any questions regarding this withdrawal to the undersigned.

Sincerely,

/s/ John Stewart
John Stewart
Chief Executive Officer
Crowdcasting Inc.